Exhibit (i)(vi)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 15, 2024

Perpetual Americas Funds Trust

1 Congress Street, Suite 3101

Boston, Massachusetts 02114

Re:

Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund, Barrow Hanley Credit Opportunities Fund, Barrow Hanley Total Return Bond Fund, Barrow Hanley US Value Opportunities Fund, Barrow Hanley Floating Rate Fund, Barrow Hanley Emerging Markets Value Fund, and Barrow Hanley International Value Fund

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 25 under the Securities Act of 1933, as amended, and Amendment No. 27 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Registration Statement”) of Perpetual Americas Funds Trust (formerly, the JOHCM Funds Trust) (the “Trust”), for registering Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares (the “Shares”) of each of the below listed funds:

•	Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund,

•	Barrow Hanley Credit Opportunities Fund,

•	Barrow Hanley Floating Rate Fund,

•	Barrow Hanley Total Return Bond Fund,

•	Barrow Hanley US Value Opportunities Fund,

•	Barrow Hanley Emerging Markets Value Fund, and

•	Barrow Hanley International Value Fund (each, a “Fund” and collectively, the “Funds”).

We have acted as counsel for the Trust since its organization. We are familiar with the actions taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee actions, its Second Amended and Restated Bylaws, and its Second Amended and Restated Agreement and Declaration of Trust of the Trust, as amended (the “Agreement and Declaration of Trust”) on file at the office of the Secretary of The Commonwealth of Massachusetts. We have examined copies of the Registration Statement, in the form filed here with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion. This opinion is given with respect to Massachusetts law, which governs the organization of, and the issuance of shares by, the Trust and its series.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion, with respect to the Funds, that the Trust is authorized to issue an unlimited number of Shares of the Funds; and that when the Shares are issued and sold in accordance with the Registration Statement, they will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust of the Trust, as amended, disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking executed on behalf of the Trust by any Trustee, officer, employee or agent of the Trust. The Agreement and Declaration of Trust of the Trust, as amended, provides for indemnification out of the property of a portfolio series of the Trust for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP